*AB
3/11

12014139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~30539~~ 8-48311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Capital Americas, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 29 2012
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH
4/10

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Capital Americas, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Capital Americas, L.P. for the year ended December 31, 2011 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Senior Managing Director

Timothy P. Dunham
Chief Financial Officer

KATHRYN M. SMITH
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 09/08/2015

Knight Capital Americas, L.P.

Statement of Financial Condition
December 31, 2011

Knight Capital Americas, L.P.
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Partners of
Knight Capital Americas, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Capital Americas, L.P. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Knight Capital Americas, L.P.
Statement of Financial Condition
December 31, 2011

(in thousands)

Assets		
Cash and cash equivalents	$	197,082
Cash segregated under federal and other regulations		7,010
Financial instruments owned, at fair value, including instruments pledged of $1,783,070		1,783,070
Receivable from affiliated clearing broker		273,468
Receivable from brokers, dealers and clearing organizations		184,428
Goodwill		140,117
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $127,858		88,985
Intangible assets, less accumulated amortization of $17,097		30,503
Other assets		31,497
Total assets	$	2,736,160
Liabilities and Partners' Capital		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	1,655,368
Accrued compensation expense		124,014
Accrued soft dollar and commission recapture		13,359
Payable to affiliates		10,452
Payable to brokers and dealers		8,978
Accrued expenses and other liabilities		30,967
Total liabilities		1,843,138
Commitments and contingent liabilities (Note 10)		
Partners' capital		893,022
Total liabilities and partners' capital	$	2,736,160

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Capital Americas, L.P. (the "Company"), is a limited partnership organized in the state of Delaware. The Company's general partner is Knight Securities General LLC and its limited partner is Knight Capital Holdings LLC (collectively, the "Partners"). The Company's ultimate parent is Knight Capital Group, Inc. ("KCG"). On January 1, 2011, the Company, formerly known as Knight Equity Markets, L.P. ("KEM") merged with two affiliates Knight Capital Markets LLC and Knight Libertas LLC. The net assets of the merged affiliates were recorded at their net book value as of the close of business December 31, 2010. The surviving entity (KEM) then changed its name to Knight Capital Americas, L.P.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Nasdaq Stock Exchange ("Nasdaq"), the New York Stock Exchange ("NYSE"), the International Securities Exchange, LLC, the National Stock Exchange, the Chicago Board Options Exchange, the National Futures Association, Nasdaq OMX, Nasdaq OMX BX and the Municipal Securities Rulemaking Board.

The Company's business activities consist of the following:

Market Making
Market Making principally consists of market making in equities and listed options. As a market maker, we commit capital for trade executions by offering to buy securities from, or sell securities to, institutions and broker-dealers. Market Making primarily includes client, and to a lesser extent, nonclient electronic market making activities in which we operate as a market maker in equity securities quoted and traded on the Nasdaq Stock Market; the over-the-counter ("OTC") market for NYSE, NYSE Amex Equities and NYSE Arca listed securities. As a complement to electronic market making, our cash trading business handles specialized orders and also transacts on the OTC Bulletin Board and the Pink OTC Markets. We provide trade executions as an equities Designated Market Maker ("DMM") on the NYSE and NYSE Amex. Market Making also includes our option market making business which has expanded trading onto several electronic exchanges.

Institutional Sales and Trading
Institutional Sales and Trading includes equity and fixed income sales, and capital activities. The primary business of the Institutional Sales and Trading segment is to execute and facilitate equities and fixed income transactions as agent on behalf of institutional clients, and we commit capital when needed on behalf of the clients. This is predominantly a full-service business, in which much of the interaction is based on the Company's client relationships. We also facilitate client orders through program and block trades and riskless principal trades and provide capital markets services, including equity and debt private placement.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Fair Value of Financial Instruments
The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The Company's financial instruments owned and financial instruments sold, not yet purchased will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. As of December 31, 2011, the Company did not hold any financial instruments that met the definition of Level 2 or Level 3.

Goodwill and Intangible Assets
The Company tests goodwill and intangible assets with an indefinite useful life for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company amortizes other intangible assets on a straight line basis over their estimated useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Foreign Currencies
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software

and amortizes the cost over the software's estimated useful life of three years, commencing at the time the software is placed in service.

Income Taxes
As a limited partnership, the Company is not subject to federal or state income taxes as such amounts are borne by the Company's Partners.

Stock-Based Compensation
Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company. Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. The Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations.

The Company applies a nonsubstantive vesting period approach for stock- based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events
The Company evaluated all activities through February 27, 2012 of this financial statement.

3. Fair Value of Financial Instruments

Financial instruments owned, and Financial instruments sold, not yet purchased at December 31, 2011 comprised [1]:

(in thousands)

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equities	$ 1,389,316	$ 1,337,790
Listed equity options	280,384	254,506
U.S government obligations	40,997	10,643
Corporate bonds	55,974	52,429
Mortgage-backed securities	16,399	-
	$ 1,783,070	$ 1,655,368

[1] Equities of $400.6 million and Corporate bonds of $430,000 have been netted by their respective long and short positions by CUSIP number as of December 31, 2011.

The Company's financial instruments owned and Financial instruments sold, not yet purchased are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker dealer quotations with reasonable levels of price transparency.

As of December 31, 2011, the Company held 1.35 million long listed equity option contracts with a gross fair value of $280.4 million and 1.46 million short listed equity option contracts with a gross fair value of $254.5 million which are included on the Statement of Financial Condition within Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value, respectively.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2011 consist of the following:

(in thousands)

	Receivable	Payable
Third party clearing organizations	$ 179,710	$ -
Payments for order flow	-	3,723
Execution, clearance and other fees	4,718	5,255
	$ 184,428	$ 8,978

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations, which are not materially sensitive to shifts in interest rates and are short term in nature, approximates fair value.

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

(in thousands)

Leasehold improvements	$ 99,335
Computer hardware and software	96,629
Furniture and fixtures	10,780
Telephone systems	8,684
Equipment	1,415
	216,843
Less: Accumulated depreciation and amortization	127,858
	$ 88,985

During the third quarter of 2011, a portion of capitalized software with an unamortized cost of $3.0 million was written off relating to a corporate restructuring.

6. Goodwill and Intangible Assets

Goodwill is tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The test considers the profitability of the Company, the assessment of fair value and the overall market value of the Company compared to the net book value. The Company tested for the impairment of goodwill and based on these tests, management has concluded that there was no impairment at December 31, 2011.

No events occurred in 2011 that would indicate that the carrying amounts of the Company's goodwill may not be recoverable.

The following table summarizes the Company's Goodwill as of December 31, 2011:

(in thousands)

Purchase of Libertas business	$	114,301
Purchase of Trimark business		10,085
Purchase of Kellogg DMM business units		9,134
Purchase of Tradetech business		3,008
Purchase of Donaldson business		3,589
Total Goodwill	$	140,117

The intangible assets, which are primarily customer relationships and trading rights, are all deemed to have finite lives and are being amortized over their estimated useful lives, the majority of which have been determined to range from seven to twenty years. The weighted average remaining life of the Company's intangible assets at December 31, 2011 is approximately 11 years.

Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. During the third quarter of 2011, a portion of customer relationships with an unamortized cost of $1.3 million was written off relating to a corporate restructuring.

No other events occurred in 2011 that would indicate that the carrying amounts of the Company's intangible assets may not be recoverable.

The following table summarizes the Company's Intangible assets, net of accumulated amortization as of December 31, 2011:

(in thousands)

Customer and broker relationships [1]	Gross carrying amount	$ 34,600
	Accumulated amortization	(16,447)
	Net carrying amount	18,153
Trading Rights [2]	Gross carrying amount	13,000
	Accumulated amortization	(650)
	Net carrying amount	12,350
Total	Gross carrying amount	47,600
	Accumulated amortization	(17,097)
	Net carrying amount	$ 30,503

[1] Customer and broker relationships primarily relate to the Donaldson and Libertas acquisitions. The weighted average remaining life is approximately 6 years as of December 31, 2011. Lives may be reduced depending upon actual retention rates. During the third quarter of 2011, a portion of customer relationships within the Institutional Sales and Trading business line with an unamortized cost of $1.3 million was written off as part of the restructuring charge.

[2] Trading rights primarily relate to the ability to trade on certain exchanges. The weighted average remaining life is approximately 19 years as of December 31, 2011.

7. Credit Facility

On June 29, 2011, the Company and an affiliate, entered into a $200.0 million one-year Revolving Credit Agreement (the "Revolving Credit Agreement") with a consortium of banks. The Revolving Credit Agreement is guaranteed by KCG. As of December 31, 2011, there were no outstanding borrowings under the Revolving Credit Agreement. Any amounts borrowed under the Revolving Credit Agreement are repayable on June 27, 2012.

The Revolving Credit Agreement comprises two classes of loans: Borrowing Base A and Borrowing Base B. The proceeds of the Borrowing Base A Loans are available to the Company and the affiliate and may be used to meet the short-term liquidity needs of the Company or the affiliate arising in the ordinary course of clearing and settlement activity. The proceeds of the Borrowing Base B Loans are only available to the affiliate.

Borrowings under the Revolving Credit Agreement bear interest at a rate equal to the greater of the federal funds rate or the one month LIBOR rate plus (a) for each Borrowing Base A Loan, a margin of 1.50% per annum and (b) for Borrowing Base B Loans, a margin of 2.0% per annum. Interest is payable quarterly.

The Company and the affiliate are charged an annual commitment fee of 0.25% on the average daily amount of the unused portion of the Revolving Credit Agreement. Depending on each borrowing base, availability under the Revolving Credit Agreement is limited to either (i) a percentage of the market value of temporary positions pledged as collateral in the case of Borrowing Base A Loans, or (ii) a percentage of the margin deposit required by the NSCC in the case of Borrowing Base B Loans.

Among other restrictions, the Revolving Credit Agreement includes customary representations, warranties, affirmative and negative covenants related to (a) liens, (b) financial covenant requirements for maintaining a consolidated leverage ratio and a liquidity ratio, as well as requirements for maintaining minimum levels of tangible net worth and regulatory capital, and (c) restrictions on investments, dispositions and other restrictions and events of default customary for financings of these types. As of December 31, 2011, the Company, the affiliate and KCG were in compliance with all covenants under the Revolving Credit Agreement.

In connection with the Revolving Credit Agreement, the Company incurred issuance costs of $500,000. The issuance costs are recorded within Other assets on the Statement of Financial Condition and are amortized over the term of the Revolving Credit Agreement.

8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees of the Company are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Unvested awards granted before September 1, 2010 are generally canceled if employment is terminated before the end of the relevant vesting period. For annual incentive awards granted after September 1, 2010 and up to September 30, 2011, full vesting is given where an employee has been terminated without cause by the Company. For all other awards granted after September 1, 2010 and up to September 30, 2011 unvested awards are generally canceled if employment is terminated for any reason before the end of the relevant vesting period. Effective October 1, 2011, for all awards granted after such date, full vesting will be given where an employee has been terminated without cause by the Company.

Restricted Shares and Restricted Stock Units

Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. Restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances.

Stock Options

The Company's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. The Company has the right to fully vest employees in their options upon retirement and in certain other circumstances.

9. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total dollar value traded by the Company during the period. The total dollar value traded is defined as the total US equity dollar value traded plus the US fixed income notional value traded during the period. For the year ended December 31, 2011, no client accounted for 10% or more of the total dollar value traded.

10. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. The Company has sublet a portion of its excess office space to third parties. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2011, future minimum rental commitments under all noncancelable office leases ("Gross Lease Obligations"), Sublease Income and Other Obligations (which includes computer and equipment leases and guaranteed employment contracts longer than one year and other commitments) were as follows:

	Gross Lease Obligations	Sublease Income	Net Lease Obligations	Other Obligations
Year ending December 31, 2012	$ 16,601	$ 1,266	$ 15,335	$ 6,998
Year ending December 31, 2013	16,543	1,300	15,243	-
Year ending December 31, 2014	16,232	1,300	14,932	-
Year ending December 31, 2015	15,768	1,300	14,468	-
Year ending December 31, 2016	15,324	1,334	13,990	-
Thereafter through 2022	86,050	1,604	84,446	-
	$ 166,518	$ 8,104	$ 158,414	$ 6,998

During the normal course of business, the Company collateralizes certain lease obligations through letters of credit. As of December 31, 2011, KCG has provided a $1.0 million letter of credit collateralized by U.S. Treasury Bills as a guarantee for one of the Company's lease obligations.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. The results of these matters cannot be predicted, and the Company cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

During the normal course of business, the Company may enter into certain futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The Company is obligated to post collateral against certain futures contracts. As of December 31, 2011, the Company was a party to futures contracts having a net short notional value of $20.8 million. The fair value of $895,000 is recorded within Receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

11. Related Party Transactions

The Company pays an affiliate a fee for introducing transactions from European and Asian customers based upon a portion of the revenue generated by those transactions.

The Company pays an affiliate a fee related to support costs incurred in the development of algorithmic trading models in certain overseas markets.

The Company receives fees from affiliates which represents the affiliates' allocation of certain shared services costs.

The Company allocates out portions of its accounting, compliance and IT support costs to certain affiliates. Additionally, the Company receives a direct allocation from KCG and another affiliate based on employees time spent on the Company's activities.

In the normal course of business, the Company may make or receive short-term loans, payable on demand, to or from affiliated companies for which the Company charges or is charged an amount approximating its borrowing rate. At December 31, 2011 there are no amounts receivable from affiliates related to such loans.

As described in Note 1, the Company merged with two affiliated entities on January 1, 2011. In connection with this business combination, KCG contributed net assets of $324.6 million to the Company through its Partners.

In 2011, the Company made a total of $50.0 million in capital distributions through its Partners to KCG.

As noted in Note 2 "Significant Accounting Policies" the Company now clears the majority of its equity transactions through an affiliated clearing broker on a fully disclosed basis. Financial instruments owned, and financial instruments sold, not yet purchased of $1,592.6 million and $1,444.5 million, respectively, are held at the affiliated clearing broker, while the remaining balances are all held at third party clearing brokers.

12. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of equities and options, the majority of the Company's securities transactions are conducted as principal or riskless principal with broker-dealers and institutional counterparties primarily located in the United States. The Company clears a portion of its securities transactions through third party clearing brokers. Foreign transactions are settled pursuant to global custody and clearing agreements with major U.S. banks. Substantially all of the Company's credit exposures are concentrated with its clearing brokers, broker-dealer and institutional counterparties. The Company's policy is to monitor the credit standing of counterparties with which it conducts business.

The Company clears substantially all of its U.S. equity securities transactions through an affiliated clearing broker using an internally-developed platform. The Company also clears a portion of its securities transactions through third party clearing brokers on a fully disclosed basis. Accordingly, the Company has credit exposures with the clearing brokers. Additionally, pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agent and all counterparties with which it conducts business. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to these rights. At December 31, 2011, the Company has recorded no liabilities with regard to the rights.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is minimal.

Financial instruments sold, not yet purchased, at fair value represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

13. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of combined aggregate debit items, as defined.

At December 31, 2011, the Company had net capital of $278.0 million, which was $277.0 million in excess of its required net capital of $1.0 million.

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